__________________________________________

                           A GROSSO GROUP MEMBER COMPANY

April 9, 2008

The following set forth an agreement (the “Agreement”) between JVM Management Ltd., hereinafter referred to as “JVM” and IMA Exploration Inc., hereinafter referred as the “Company”.  The Company hereby engages JVM as an advisor effective as of January 1, 2008.

JVM will assist the Company as an advisor in connection with potential transactions involving the Company.  For the purpose hereof, a “Transaction” shall mean an acquisition and/or similar transaction.

In connection with the engagement hereunder, JVM shall:

a)

review the business and operations of the Company and its historical and projected financial condition;

b)

identify potential parties to a Transaction and, if requested by the Company, contact such parties and/or their representatives and assist the Company in negotiations relating to a Transaction;

c)

evaluate and recommend financial and strategic alternatives with respect to a Transaction;

d)

advise the Company as to the timing, structure and pricing of a Transaction; and

e)

provide such other advisory services as are customary for similar transactions and as may be mutually agreed upon between the Company and JMV.

Fee.  JVM shall receive a non-refundable advisory fee of $10,000 plus Goods and Services Taxes per month commencing January 1, 2008.  JVM shall be reimbursed for its reasonable out of pocket expenses, including but not limited to travel and other expenses, incurred during the term of this Agreement.

JVM shall invoice the Company for fees on the first day of each month and expenses will be invoiced monthly with all invoices becoming due upon receipt.

JVM may also receive an additional discretionary bonus (the “Discretionary Bonus”) to be approved by the compensation committee and/or the board of directors of the Company on the successful conclusion of a Transaction.  This Discretionary Bonus shall be offset by 50% of the monthly fee earned i.e., $5,000 per month.

Duration and Term.  This Agreement shall commence on January 1, 2008 and may be terminated on the earlier of (i) five days written notice to the company, in the event that JVM becomes aware of (i) any change in business or operations of the Company which JVM reasonably believes may adversely affect JVM’s ability to render the services contemplated hereunder, (ii) any material misrepresentation by the Company with respect to the business operations, assets, condition (financial or otherwise), results of operations or prospects of the Company, or (iii) any material breach by the Company of its obligations under this Agreement.  Any unpaid fees as a result of termination of this Agreement shall become due and payable to JVM immediately.

The Company may terminate this agreement by giving JVM thirty days written notice.  In the event that Company terminates this agreement JVM will be entitled to receive the Discretionary Bonus for Transactions completed or entered into with the intention of completion within twelve moths of the date of termination for which JVM has provided advisory services.  Any Discretionary Bonus earned after termination shall be offset by 50% of the monthly fee earned during the calendar year in which JVM was served notice.

Indemnification.  The Company agrees to indemnity and hold harmless JVM and their respective officers, directors and employees (collectively the “Indemnified Parties”) from and against any losses, claims, damages and liabilities, joint or several, related to or arising I any manner out of any transaction, proposal or any other matter (collectively, the “Matters”) contemplated by the Agreement hereunder, and will promptly reimburse the Indemnified Parties for all expenses (including reasonable fees and expenses of legal counsel) as incurred in connection with the investigation of, preparation for, or defence of any pending or threatened claim related to or arising in any manner out of any Matter contemplated by this Agreement, or any action or proceeding arising the from (the “Proceedings”) whether or not such Indemnified Party is a formal party to such Proceedings.  The Company further agrees that it will not, without the prior written consent of JVM, settle compromise or consent to the entry of any judgment in any pending or threatened Proceedings in respect of which indemnification may be sought hereunder, unless such settlement, compromise or consent includes an unconditional release of JVM and each other Indemnified Party hereunder from all liability arising out of such Proceedings.

Relationship of the Parties.  It is understood that JVM is acting as an advisor only, and shall nave no authority to enter into any agreements, contracts or commitments on the Company’s behalf, or to negotiate the terms of financing, or to hold any funds or securities in connection with financing.

Assignment.  The Company may not assign this Agreement without the prior written consent of JVM which consent shall not unreasonably be withheld.

Limitation of Liability.  The liability of JVM pursuant to this Agreement shall be limited to the aggregate fees received by JVM hereunder, which shall not include any liability.

Notice.  Notice to any party to this Agreement shall be in writing and may be delivered by mail or facsimile sent to the following addresses:

IMA Exploration Inc.

709-837 West Hastings Street

Vancouver, B.C., V6C 3N6

Facsimile:  (604) 687-1858

JVM Management Ltd.

200 – 551 Howe Street

Vancouver, B.C., V6C 2C2

Facsimile:  (604) 683-4499

Governing Law.  This Agreement is and shall be deemed accepted in British Columbia and interpreted and enforced in accordance with the laws of British Columbia.

JVM Management Ltd.

IMA Exploration Inc.

Per:

Per:

“Jerry A. Minni”, President

“Arthur Lang”, CFO

Terminal City Club Tower, Suite709-837 West Hastings Street, Vancouver, BC, Canada V6C 3N6

Tel: 604.687.1828   •   Fax:  604.687.1858 • Toll Free: 1.800.901.0058